                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*



                              IntelliCorp., Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  458153 10 3
- --------------------------------------------------------------------------------
                                (CUSIP Number)



                            Larry W. Sonsini, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                       Palo Alto, California 94304-1050
                                (415) 493-9300
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 29, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------                                  ---------------------
  CUSIP NO. 458153 10 3                                    PAGE 2 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)

                                                                           [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Federal Republic of Germany

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,736,263

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,736,263

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,736,263

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
                                                                            [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.17%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                                   UNDER THE

                        SECURITIES EXCHANGE ACT OF 1934



ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.001 per share ("Common Stock") of IntelliCorp, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1975 El Camino Real West, Mountain View, California 94040.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this Statement (the "Reporting Person"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and, where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

     (a) The name of the Reporting Person is SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP"). The names of the Additional Persons are as follows: Dietmar Hopp ("Hopp"); Prof. Dr. h.c. Hasso Plattner ("Plattner"); Dr. h.c. Klaus Tschira ("Tschira"); Prof. Dr. Henning Kagermann ("Kagermann"); Gerhard Oswald ("Oswald"); Paul Wahl ("Wahl"); Dr. Peter Zencke ("Zencke"); Dr. jur. Bernd Thiemann ("Thiemann"); Helga Classen ("Classen"); Rudiger Gerber ("Gerber"); Dr. jur. Wilhelm Haarmann ("Haarmann"); Hans-Werner Hector ("Hector"); Dr. Heinrich Hornef ("Hornef"); Bernhard Koller ("Koller"); Dr. Gerhard Maier ("Maier"); Alfred Simon ("Simon"); Willi Burbach ("Burbach"); Prof. Dr. rer. pol. August-Wilhelm Scheer ("Scheer"); Botho von Portatius ("von Portatius").

     (b) The principal business address of SAP is Neurottstrasse 16, 69190 Walldorf, Germany.

     (c) Hopp is the Chairman of the Board of SAP. Plattner is the Vice Chairman of the Board of SAP and Chairman of SAP America Inc., which is located at 791 Lee Road, Suite 200, Wayne, Pennsylvania 19087. Tschira, Kagermann, Oswald and Zencke are Members of the Board of SAP. Wahl is a Member of the Board of SAP and Chief Executive Officer of SAP America Inc., which is located at 791 Lee Road, Suite 200, Wayne, Pennsylvania 19087. Thiemann is the Chairman of the Supervisory Board of SAP and the Chairman of DG Bank, which is located at Platz der Republik, 60325 Frankfurt, Germany. Classen, Gerber, Koller, Maier, Simon, Burbach, Hector and von Portatius are Members of the Supervisory Board of SAP. Haarmann is a Member of the Supervisory Board of SAP and a partner of Haarmann, Hemmelrath & Partners, which is located at Neue Mainzer Strasse 75, 60311 Frankfurt, Germany. Hornef is a Member of the Supervisory Board of SAP and the President of BVS Bundesanstalt fur vereinigungsbedingte Sonderaufgaben, which is located at Leipziger Strasse 5 - 7, 10100 Berlin, Germany. Scheer is a Member of the Supervisory Board of SAP and the Director of the Institute for Information Systems of Saarland University, which is located at Gebaude 14, 66041 Saarbrucken, Germany.

                               Page 3 of 7 Pages

     (d) During the last five years, neither SAP, nor to SAP's knowledge, any of the Additional Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither SAP, nor to SAP's knowledge, any of the Additional Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or laws or finding any violation with respect to such laws.

     (f) SAP is a corporation organized under the laws of the Federal Republic of Germany. Each of the Additional Persons is a citizen of the Federal Republic of Germany.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used in purchasing the Common Stock was the working capital of SAP. The amount of such purchase price was $3,472,526.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Common Stock by the Reporting Person is to acquire an equity interest in the Issuer for investment purposes. The Reporting Person may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.

                               Page 4 of 7 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The beneficial ownership of the Common Stock of the Reporting Person and those persons named in Item 2 of this Statement is as follows at the date hereof:

                                                AGGREGATE BENEFICIALLY
                                                        OWNED                 VOTING POWER      DISPOSITIVE POWER
                                                -----------------------    ------------------   ------------------
                    NAME                         NUMBER      PERCENT(1)      SOLE      SHARED     SOLE      SHARED
- ---------------------------------------------   ----------   ----------    ---------   ------   ---------   ------
SAP Aktiengesellschaft                           1,736,263      14.17%     1,736,263      -0-   1,736,263      -0-
Dietmar Hopp                                           -0-        -0-            -0-      -0-         -0-      -0-
Prof. Dr. h.c. Hasso Plattner                          -0-        -0-            -0-      -0-         -0-      -0-
Dr. h.c. Klaus Tschira                                 -0-        -0-            -0-      -0-         -0-      -0-
Prof. Dr. Henning Kagermann                            -0-        -0-            -0-      -0-         -0-      -0-
Gerhard Oswald                                         -0-        -0-            -0-      -0-         -0-      -0-
Paul Wahl                                              -0-        -0-            -0-      -0-         -0-      -0-
Dr. Peter Zencke                                       -0-        -0-            -0-      -0-         -0-      -0-
Dr. jur. Bernd Thiemann                                -0-        -0-            -0-      -0-         -0-      -0-
Helga Classen                                          -0-        -0-            -0-      -0-         -0-      -0-
Rudiger Gerber                                         -0-        -0-            -0-      -0-         -0-      -0-
Dr. jur. Wilhelm Haarmann                              -0-        -0-            -0-      -0-         -0-      -0-
Hans-Werner Hector                                     -0-        -0-            -0-      -0-         -0-      -0-
Dr. Heinrich Hornef                                    -0-        -0-            -0-      -0-         -0-      -0-
Bernhard Koller                                        -0-        -0-            -0-      -0-         -0-      -0-
Dr. Gerhard Maier                                      -0-        -0-            -0-      -0-         -0-      -0-
Alfred Simon                                           -0-        -0-            -0-      -0-         -0-      -0-
Willi Burbach                                          -0-        -0-            -0-      -0-         -0-      -0-
Prof. Dr. rer. pol. August-Wilhelm Scheer              -0-        -0-            -0-      -0-         -0-      -0-
Botho von Portatius                                    -0-        -0-            -0-      -0-         -0-      -0-
- ----------

(1) Based upon 12,251,299 shares of the Issuer's Common Stock outstanding as of April 15, 1996, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1996.

     Pursuant to a certain Stock Purchase Agreement by and between the Reporting Person and a third party, Informix Corporation, a Delaware corporation ("Informix"), dated July 29, 1996, filed herewith as Exhibit 1 and incorporated by reference herein (the "Purchase Agreement"), the Reporting Person purchased 1,736,263 shares of the Common Stock of the Issuer from Informix for a total cash consideration of $3,472,526, or $2.00 per share. The foregoing description of the Purchase Agreement is qualified in its entirety

                               Page 5 of 7 Pages
by reference to the Purchase Agreement, which is filed herewith Exhibit 1, and which is incorporated into this Statement by reference. The above-described transaction by the Reporting Person is the only transaction effected by the Reporting Person or, to the Reporting Person's knowledge, those persons named in
Item 2 of this Statement in the Common Stock since May 29, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     A description of the Purchase Agreement with respect to the Common Stock is contained in Item 5 and is incorporated herein by reference. See the Purchase Agreement, filed herewith as Exhibit 1, for a further description of these provisions.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1. Stock Purchase Agreement by and between Informix Corporation and SAP AG dated July 29, 1996.

                               Page 6 of 7 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 7, 1996                SAP Aktiengesellschaft Systeme, Anwendungen,
                              Produkte in der Datenverarbeitung


                              By:        /s/ DIETMAR HOPP
                                 ------------------------------------------

                              Name:      Dietmar Hopp
                                   ----------------------------------------

                              Title:     Chairman of the Board
                                    ---------------------------------------



                              By:        /s/ MICHAEL JUNGE
                                 ------------------------------------------

                              Name:      Michael Junge
                                   ----------------------------------------

                              Title:     Head of the Legal Department
                                    ---------------------------------------

                               Page 7 of 7 Pages